Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MSG Networks Inc.:

We consent to the use of our reports dated August 13, 2020, with respect to the consolidated balance sheets of MSG Networks Inc. as of June 30, 2020 and 2019, the related consolidated statements of operations, comprehensive income, stockholders’ deficiency, and cash flows for each of the years in the three-year period ended June 30, 2020, and the related notes and financial statement schedule II, and the effectiveness of internal control over financial reporting as of June 30, 2020, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

New York, New York

June 2, 2021